82-3116

GREAT QUEST METALS LTD.

02042335

02 JUL -2 AM 12:27

SUPPL

June 21, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on June 21, 2002. This release was sent to the Canadian Venture Exchange, BC Securities Commission, Canada Stockwatch and Canada News Wire.

Yours truly,

GREAT QUEST METALS LTD.

Karen Nestoruk
Administration

/kn
enclosure

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

dw 7/2

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

N E W S R E L E A S E

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

June 21, 2002
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Announces $750,000 Financing

Great Quest Metals Ltd. (TSX Venture Exchange GQ) is pleased to announce that it intends to carry out a public offering to raise $750,000 through the sale of units at $0.30 per unit by way of a Short Form Offering Document and in accordance with TSX Venture Exchange Policy 4.6.

The Offering will be composed of units. Each unit will consist of one common share and one non-transferable share purchase warrant. Two warrants will entitle the holder to purchase one additional common share at a price of $0.35 for a period of one year.

Canaccord Capital Corporation will act as agent for the Offering on a commercially reasonable efforts basis. The Company will pay the Agent an 8% commission on the aggregate gross proceeds received from the Offering, one-half of which will be paid in cash and the other half payable in units or cash at the election of the Agent. The Agent will also receive agent's warrants equal in number to 15% of the aggregate number of units sold. Each agent's warrant will entitle the holder to purchase one additional common share of the Company at $0.35 per share for one year. In addition, the Agent will receive an administration fee and a corporation finance fee paid in shares. The cash commission and expenses of the Offering will be paid from the proceeds of the Offering.

The Offering is subject to a number of conditions including the execution of formal documentation and receipt of applicable regulatory approvals.

The proceeds of the Offering combined with existing working capital will fund the Company's 2002 exploration program on its gold properties in Mali and will be used to make option payments on these properties and for general working capital. The 2002 exploration program will consist of geological mapping and soil sampling on the Kenieba and Bourdala concessions and 1,500 metres of drilling on the Bourdala concession.

On behalf of the Board of Directors,

GREAT QUEST METALS LTD.

Willis W. Osborne

Willis W. Osborne, President

N E W S R E L E A S E